SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended           December 31, 2007
                           ---------------------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                    Commission File Number 001-33733

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

             Savings Plan for Employees of The LaPorte Savings Bank

     B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              LaPorte Bancorp, Inc.
                               710 Indiana Avenue
                             LaPorte, Indiana 46350

                              SUMMARY ANNUAL REPORT

This is a summary of the annual report for

SAVINGS PLAN FOR EMPLOYEES OF THE
LAPORTE SAVINGS BANK
EIN 35 0461190
for January 1, 2007, through December 31, 2007. The annual report has been filed with the Employee Benefits Security Administration, as required under the Employee Retirement Income Security Act of 1974 (ERISA).

BASIC FINANCIAL STATEMENT

Benefits under the plan are provided by a combination of funding arrangements. Plan expenses were $375,201. These expenses included $0 in administrative expenses and $366,409 in benefits paid to participants and beneficiaries, and $8,792 in other expenses. A total of 128 persons were participants in or beneficiaries of the plan at the end of the plan year, although not all of these persons had yet earned the right to receive benefits.

The value of plan assets, after subtracting liabilities of the plan, was $2,723,560 as of December 31, 2007, compared to $2,806,990 as of January 1, 2007. During the plan year the plan experienced a decrease in its net assets of ($83,430). This decrease includes unrealized appreciation or depreciation in the value of plan assets; that is, the difference between the value of the plan's assets at the end of the year and the value of the assets at the beginning of the year or cost of assets acquired during the year. The plan had total income of $291,771, including employer contributions of $94,739, employee contributions of $245,717, gains of $0, from the sale of assets, and earnings from investments of ($49,301).

YOUR RIGHTS TO ADDITIONAL INFORMATION

You have the right to receive a copy of the full annual report, or any part thereof, on request. The items listed below are included in that report:

         -        Financial information
         - Insurance information including sales commissions paid by insurance carriers
         - Information regarding any common or collective trusts, pooled separate accounts; master trusts or 103-12 investment entities in which the plan participates

To obtain a copy of the full annual report, or any part thereof, write or call THE LAPORTE SAVINGS BANK
710 INDIANA AVE.
LAPORTE, IN 46350-3404
(219) 362-7511.
The charge to cover copying costs will be $1.00 for the full annual report, or $.10 per page for any part thereof.

You also have the right to receive from the plan administrator, on request and at no charge, a statement of the assets and liabilities of the plan and accompanying notes, or a statement of income and expenses of the plan and accompanying notes, or both. If you request a copy of the full annual report from the plan administrator, these two statements and accompanying notes will be included as part of that report. The charge to cover copying costs given above does not include a charge for the copying of these portions of the report because these portions are furnished without charge.

You also have the legally protected right to examine the annual report at the main office of the plan
710 INDIANA AVE.
LAPORTE, IN 46350-3404
and at the U.S. Department of Labor in Washington, D.C., or to obtain a copy from the U.S. Department of Labor upon payment of copying costs. Requests to the Department should be addressed to: Public Disclosure Room, Room N1513, Employee Benefits Security Administration, U.S. Department of Labor,
200 Constitution Avenue, N.W., Washington, D.C. 20210.

This plan is not required to attach an accountant's report because it satisfies all of the conditions to qualify for a waiver of the audit requirement.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           SAVINGS PLAN FOR EMPLOYEES OF THE
                                           LAPORTE SAVINGS BANK






Date:  June 17, 2008                      By:     /s/ Lori Potter
                                         Name:    Lori Potter
                                        Title:   Executive Assistant


                                           By:     /s/ Debra S. Varnak
                                         Name:     Debra S. Varnak
                                        Title:   Vice President Human Resources